UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 9 December 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





FOR IMMEDIATE RELEASE                                            9 DECEMBER 2004


                           Allied Irish Banks, p.l.c.

                                 Trading Update

Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its year end close period.

Our performance in 2004 is strong. We are comfortable with market analysts' consensus forecast of 125c in adjusted earnings per share for 2004, relative to the comparable base of 118c in 2003.

We occupy prime positions in economies characterised by relatively high growth rates, providing a favourable platform for us to sustain and grow our profits. Our business pipelines reflect a positive outlook and underpin our confidence that current momentum will be maintained.

We continue to expect double digit aggregate profit growth in constant currency from our operating divisions this year. We expect to maintain a clear positive gap between income and cost growth and a consequent reduction in our cost / income ratio. M&T continues to perform very well and the profit contribution from this investment, in dollar terms, is also anticipated to show a double digit annual increase.

As indicated at the interim stage, we expect an adverse currency translation impact of around 4% after hedging. Other offsetting factors to group earnings continue to be a higher effective tax rate due to geographic profit mix and Polish minorities.

Our capital and funding positions are prudent and we are actively managing both to support future profitable growth and optimise returns.

REPUBLIC OF IRELAND DIVISION

We are extending our prime position in retail and commercial banking and gaining market share across a range of products and services in a competitive environment. Growth is being fuelled by broadly based demand in both the business and personal markets. Customer support is particularly evident in our deposit performance where we expect growth this year of close to 15%, relative to market growth of c.11%. Loan growth is targeted to be around 25% and we continue to apply strict profitability and credit quality criteria.

Sales at Ark Life are predominantly in lower margin products; consequently profit contribution is likely to be a little lower this year.

As indicated at the interim stage, the total cost associated with the foreign exchange charges investigation is EUR 50m. This will all be charged in this year's accounts and is included in the guidance contained in this update.

GREAT BRITAIN AND NORTHERN IRELAND DIVISION

The division is on target to record a strong increase in profit again this year.

In Great Britain, our relationship banking business continues to develop its position as a premium quality, differentiated franchise. This was underlined again recently when, for the sixth consecutive time since 1994, we have been voted Britain's Best Business Bank by the Forum of Private Business. We are increasing our presence in those sectors where we have established a reputation for superior service, with particular and growing appeal to medium sized enterprises. Our franchise development drive is being underpinned by the ongoing recruitment of high calibre people who are being integrated into the expanding management structure of our business in Britain.

In Northern Ireland, First Trust is also enjoying a very good year. Notable market share gains are being made in both business and personal banking. A solid operating performance is underpinned by good asset quality.

For the division overall, this year we expect loans to increase by over 20% and deposits to grow by around 18%.

CAPITAL MARKETS DIVISION

Profit momentum is being sustained by customer demand.

Corporate Banking is likely to record significant double digit loan growth in 2004 and we are achieving high risk adjusted returns on capital employed. Our international teams, who now account for more than half of Corporate Banking profit, are enjoying buoyant demand in their carefully chosen niches in acquisition / project finance and CDOs. In Ireland, our leading franchise is benefiting from a sustained recovery in demand for our tailored suites of products and services.

In Treasury, consistent growth is being driven by the strength of relationships with Irish and mid tier international corporates. Use of risk limits remains modest and we expect a good performance from trading activities.

Investment banking is performing well and is ahead of last year.

POLAND DIVISION

Following the difficult operating environment in 2003, this year's outcome will be much stronger.

Non-interest income will be significantly higher, with investment fund, dividend and card fees all well up. We anticipate deposit growth of around 5%, reflecting an acceleration in the second half, without the interest rate environment induced margin pressure of 2003. Expected loan growth of around 8% reflects a good performance in business lending and local currency mortgages - sectors in which customer demand at present is low but which carry satisfactory risk characteristics. Asset quality continues to improve and remains best in class.

Costs will be lower this year following implementation of the cuts announced in 2003 and an ongoing focus on efficiency.

M&T BANK CORPORATION

Consistent guidance this year has been for double digit growth in diluted GAAP earnings per share. This was reiterated at M&T's Q3 results announcement.

Features of the nine months to September included solid loan growth, with higher commercial demand offsetting subdued consumer volumes. Asset quality improved and the bad debt provision was down on the comparative period. Core operating expenses were well controlled.

The Allfirst integration has surpassed expectations. There are further material opportunities and synergies and extracting these benefits is likely to be a primary area of focus for M&T in 2005.

MARGINS

We expect the underlying net interest margin to reduce by around 25 bps this year. Both the quantum of reduction and factors causing it are unchanged from previous guidance. The primary factor continues to be that loans are growing faster than deposits; less significant factors are deposit pricing, business mix, competition and business funds reinvestment. Loan margins remain broadly stable and the return on lending proposals is measured to ensure it exceeds returns from alternative uses of capital.

As also previously guided, there will be a technical reduction of around 8 bps in the net interest margin following implementation of a new policy for reinvestment of our capital funds.

NON-INTEREST INCOME

We expect growth this year of around 10%. Increased demand from corporates and medium sized enterprises is driving lending fees. Polish non-interest income is broadly strong. CDO and account activity fees are also performing well.

COSTS

A mid single digit increase is anticipated this year. Cost control is satisfactory despite a step up as we apply increasing resources to ensure preparedness and compliance with industry wide regulatory / governance requirements, such as IAS, Basel II, Sarbanes Oxley and the Irish Companies (Audit and Accounting) Act, 2003.

ASSET QUALITY

Asset quality remains strong and all key indicators are positive. We continue to apply stringent stress tests to our credit portfolios. They confirm their resilient and robust characteristics. Provision coverage is good.

We now expect the provision charge this year to be around 20 bps of average loans.

NOTE

Group results for the year to 31st December 2004 will be announced on 22nd February 2005.

During March 2005, shortly after our results announcement, we intend to host an investor / analyst presentation in London. The purpose of this presentation is to indicate the effect that IAS (International Accounting Standards) will have on AIB, following their introduction on 1st January 2005. Accordingly, to ensure clarity, we consider it appropriate to provide like for like market guidance for 2005 at that presentation rather than at our 2004 results announcement.


                                     -ENDS-


For further information please contact:

Alan Kelly                                        Catherine Burke
Head of Group Investor Relations                  Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)


Date  9 December 2004                          By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.